Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 212 317-6007 ir@cemex.com

CEMEX SUCCESFULLY COMPLETES REFINANCING

OF ITS 2012 FACILITIES AGREEMENT DUE FEBRUARY 2017

MONTERREY, MEXICO. AUGUST 3, 2015.– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has fully repaid the total amount outstanding of approximately U.S.$1.94 billion under the facilities agreement dated September 17, 2012, as amended from time to time (the “2012 Facilities Agreement”), with new funds from 17 financial institutions. These lenders have joined the credit agreement dated September 29, 2014, as amended (the “Credit Agreement”) under new tranches, allowing CEMEX to increase the average life of its syndicated bank debt to approximately 4 years. Other financial institutions may join the Credit Agreement in the following months.

With this transaction, total commitments under the Credit Agreement increased to approximately U.S.$3.79 billion. These commitments include approximately EUR 620 million and approximately U.S.$3.12 billion, out of which about U.S.$710 million are in a revolving credit facility. The Credit Agreement now has an amortization profile, considering all commitments, of approximately 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020.

As a result of this refinancing, CEMEX has no significant debt maturities in 2016 and 2017 other than the approximately U.S.$352 million of Convertible Subordinated Notes due March 2016 and approximately U.S.$373 million corresponding to the first amortization under the Credit Agreement in September 2017.

In addition, all tranches under the Credit Agreement have substantially the same terms, including an applicable margin over LIBOR of between 250 to 400 basis points, depending on the debt leverage ratio of CEMEX, as follows:

Consolidated Leverage Ratio	Applicable Margin
> 5.50x	400 bps
< 5.50x > 5.00	350 bps
< 5.00x > 4.50	325 bps
< 4.50x > 4.00	300 bps
< 4.00x > 3.50	275 bps
< 3.50x	250 bps

Currently, the applicable margin under the Credit Agreement, considering CEMEX’s debt leverage ratio as of June 30, 2015, is 350 basis points and represents an improvement compared to the margin of 450 basis points applicable in the 2012 Facilities Agreement. On an annualized basis, this initial reduction of 100 basis points in the applicable margin translates into interest expense savings of close to U.S.$20 million.

The new tranches share the same guarantors and collateral package as the original tranches under the Credit Agreement. The leverage covenant included in the Credit Agreement will remain at 6.0x until March 31, 2016 and will gradually decline to 4.0x by June 30, 2019.

“We are encouraged by the completion of this transaction that has allowed us to fully repay the 2012 Facilities Agreement well ahead of its maturity in February of 2017,” said Jose Antonio González, CEMEX’s Chief Financial Officer. “We have now consolidated our syndicated bank debt in a single agreement under improved conditions that better reflect our financial metrics. We are pleased with the interest shown by the bank market in this transaction and the continued support of our lenders.”

In this transaction Banco Santander (México) and BBVA Securities Inc. acted as Joint Lead Arrangers and Joint Bookrunners and also as lenders, directly or through their affiliates.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the project herein described to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. The term “Consolidated Leverage Ratio” has the meaning ascribed to it in the Credit Agreement dated September 29, 2014.

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